SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                 WRITER'S E-MAIL ADDRESS
    212-839-5531                                           ckaplan@sidley.com



                                December 22, 2004


Ms. Hanna Teshome
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
430 Fifth Street, N.W., Mail Stop 0305
Washington, D.C.  20549-0305

            Re: CSFB Asset Repackaging Depositor LLC (the "Company") Registration Statement on Form S-3, File No. 333-121295, Filed on December 7, 2004
                 -------------------------------------------------------

Dear Ms. Teshome:

         Thank you for your phone call today regarding the above-referenced matter. Set forth below are responses to the points you raised during the call. All factual statements and information set forth below are based on information furnished to us by representatives of the Company.

Form S-3
--------

Prospectus
----------

1. You requested that we delete references to "indexed certificates" on page 23 of the prospectus.

       We have revised the prospectus to remove such references.

2. You requested that we delete references to "index swap" and "index option" in the first




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SIDLEY AUSTIN BROWN & WOOD LLP                                       NEW YORK

Ms. Hanna Teshome
December 22, 2004
Page 2


       bullet point under the heading "Swap Agreements" on page 38.

       We have revised the prospectus to remove such references.

3. You requested further clarification of the terms "bond option" and "interest rate option" in the first 3. bullet point under the heading "Swap Agreements" on page 38.

       We have revised the prospectus to remove the reference to "bond option".

       An "interest rate option" is a contract which gives one party (the buyer) the right, but not the obligation, to receive from or pay to another party (the seller) a specific interest rate on a predetermined principal for a predetermined period of time. The discharge of payments may not be in one period, but over several repetitive periods. Payments from the buyer's side are limited to the premium payment while the seller's payments are subject to the situation or actions of the buyer in accordance with the option contract purchased by the buyer. The seller of an interest rate option receives premium in the form of an upfront payment or annuity/increased interest rate payment in return for allowing the buyer to benefit under certain possible future movements in interest rates.

4. You requested that we delete the following language under the heading "Swap Agreements" on page 38: "any 4. other transaction identified in the swap agreement or the relevant confirmation and described in the prospectus supplement".

       We have revised the prospectus to remove the language.


       We attach marked pages to the prospectus showing the requested revisions. Should you require any further information, please feel free to call the undersigned at (212) 839-5531.

       Thank you for your continued attention to this matter.


                                               Sincerely,


                                               /s/ Cathy M. Kaplan

                                               Cathy M. Kaplan



cc:   Helena Willner, Esq.